Exhibit 99.1

Ferrari N.V.

Interim Report
At and for the three months ended March 31, 2021
____________________________________________________________________________________________________

1

BOARD OF DIRECTORS

Executive Chairman and Chief Executive Officer

John Elkann

Vice Chairman

Piero Ferrari

Directors

Delphine Arnault
Francesca Bellettini
Eddy Cue
Sergio Duca
John Galantic
Maria Patrizia Grieco
Adam Keswick

INDEPENDENT AUDITORS

EY S.p.A.

CERTAIN DEFINED TERMS

    In this report (the “Interim Report”), unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require.

References to “Stellantis” or “Stellantis Group” refer to Stellantis N.V., together with its subsidiaries, following the merger of Peugeot S.A. with and into Fiat Chrysler Automobiles N.V. on January 16, 2021 (following which Fiat Chrysler Automobiles N.V. was renamed Stellantis N.V.) or to Fiat Chrysler Automobiles N.V., together with its subsidiaries, prior to the merger, as the context may require.

INTRODUCTION

    The Interim Condensed Consolidated Financial Statements at and for the three months ended March 31, 2021 (the “Interim Condensed Consolidated Financial Statements”) included in this Interim Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as endorsed by the European Union, and in particular, in compliance with IAS 34 - Interim Financial Reporting. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements at and for the year ended December 31, 2020 (the “Annual Consolidated Financial Statements”), except as otherwise stated in “New standards and amendments effective from January 1, 2021” in Note 3 to the Interim Condensed Consolidated Financial Statements.

    The Group’s financial information in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “$” refer to the currency of the United States of America (the “United States”).

    Certain totals in the tables included in this Interim Report may not add due to rounding.

    The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

    This Interim Report is unaudited.

FORWARD-LOOKING STATEMENTS
    Statements contained in this report, particularly those regarding our possible or assumed future performance are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, without limitation:

•our ability to preserve and enhance the value of the Ferrari brand;
•the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities, the impact of the application of the new Formula 1 regulations progressively coming into effect in 2021 and 2022, the uncertainty of the sponsorship and commercial revenues we generate from our participation in the Formula 1 World Championship, including as a result of the impact of the COVID-19 pandemic, as well as the popularity of Formula 1 more broadly;
•the effects of the evolution of and response to the COVID-19 pandemic;
•our ability to keep up with advances in high performance car technology and to make appealing designs for our new models;
•our ability to preserve our relationship with the automobile collector and enthusiast community;
•changes in client preferences and automotive trends;
•changes in the general economic environment, including changes in some of the markets in which we operate, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile;
•competition in the luxury performance automobile industry;
•our ability to successfully carry out our growth strategy and, particularly, our ability to grow our presence in China and other growth markets;
•our low volume strategy;
•global economic conditions, pandemics and macro events;
•reliance upon a number of key members of executive management and employees, and the ability of our current management team to operate and manage effectively;
•the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to our products;
•the challenges and costs of integrating hybrid and electric technology more broadly into our car portfolio over time;
•the performance of our dealer network on which we depend for sales and services;
•increases in costs, disruptions of supply or shortages of components and raw materials;
•disruptions at our manufacturing facilities in Maranello and Modena;
•the effects of Brexit on the UK market;
•the performance of our licensees for Ferrari-branded products;
•our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;
•the ability of Maserati, our engine customer, to sell its planned volume of cars;
•our continued compliance with customs regulations of various jurisdictions;
•product recalls, liability claims and product warranties;

•the adequacy of our insurance coverage to protect us against potential losses;
•our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;
•our ability to maintain the functional and efficient operation of our information technology systems and to defend from the risk of cyberattacks, including on our in-vehicle technology;
•our ability to service and refinance our debt;
•our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;
•labor relations and collective bargaining agreements;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology;
•potential conflicts of interest due to director and officer overlaps with our largest shareholders; and
•other factors discussed elsewhere in this document.

    We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in any forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data
In order to facilitate a better understanding of the Group’s performance for the first quarter of 2021 and to compare the Group’s performance from period to period considering the effects the COVID-19 pandemic had on our performance in the first quarter of 2020, in addition to selected consolidated income statement data for the Group for the three months ended March 31, 2021 and 2020, in this section only we have included selected consolidated income statement data of the Group for the three months ended March 31, 2019, which are derived from the Group’s interim report at and for the three months ended March 31, 2019.

	For the three months ended March 31,
	2021	2020	2019
	(€ million, except per share data)
Net revenues	1,011	932	940
EBIT	266	220	232
Profit before taxes	257	207	225
Net profit	206	166	180
Net profit attributable to:
Owners of the parent	205	166	178
Non-controlling interests	1	—	2
Basic earnings per common share (in Euro) (1)	1.11	0.90	0.95
Diluted earnings per common share (in Euro) (1)	1.11	0.90	0.95
____________________________
(1)    See Note 13 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share for the three months ended March 31, 2021 and 2020, and see the Group’s interim report at and for the three months ended March 31, 2019 for the calculation of basic and diluted earnings per common share for the three months ended March 31, 2019.

Consolidated Statement of Financial Position Data

	At March 31, 2021	At December 31, 2020
	(€ million)
Cash and cash equivalents	980	1,362
Receivables from financing activities	1,014	940
Total assets	6,086	6,262
Debt	2,283	2,725
Total equity	1,948	1,789
Equity attributable to owners of the parent	1,943	1,785
Non-controlling interests	5	4
Share capital	3	3
Common shares issued and outstanding (in thousands of shares)	184,935	184,748

Other Statistical Information
Shipments (1)

(Number of cars and % of total cars)	For the three months ended March 31,
	2021	%	2020	%
EMEA
Germany	369	13.3%	382	14.0%
UK	205	7.4%	352	12.9%
Italy	169	6.1%	184	6.7%
Switzerland	157	5.7%	140	5.1%
France	156	5.6%	112	4.1%
Middle East (2)	91	3.3%	73	2.7%
Other EMEA (3)	312	11.3%	273	9.9%
Total EMEA	1,459	52.7%	1,516	55.4%
Americas (4)	755	27.2%	750	27.4%
Mainland China, Hong Kong and Taiwan	194	7.0%	37	1.3%
Rest of APAC (5)	363	13.1%	435	15.9%
Total	2,771	100.0%	2,738	100.0%
_____________________________
(1)    Excluding the XX Programme, racing cars, one-off and pre-owned cars.
(2)     Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(3)     Other EMEA includes Africa and the other European markets not separately identified.
(4)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Average number of employees for the period

	For the three months ended March 31,
	2021	2020
Average number of employees for the period	4,558	4,392

COVID-19 Pandemic Update

The global spread of the COVID-19 virus (“COVID-19”), which was declared a global pandemic by the World Health Organization in March 2020, has led to governments around the world mandating various restrictive measures to contain the pandemic, including social distancing, quarantine, “shelter in place” or similar orders, travel restrictions and suspension of non-essential business activities. To date, several of these measures are still in place or were previously reintroduced at various points in time following further waves of the pandemic, although the scope and timing of restrictive measures have varied greatly across jurisdictions.

As the virus spread and the severity of the COVID-19 pandemic became apparent, Ferrari’s leadership took actions to protect and support its employees and communities, mitigate the impacts on the Group’s financial performance and strengthen the Group’s liquidity and financial position.

The impacts of the COVID-19 pandemic on the Group’s operations and the main actions taken by Ferrari in response to the pandemic are summarized below:

•With the safety and well-being of Ferrari employees in mind and considering government restrictions implemented to combat the spread of the virus, production and deliveries to the distribution network were temporarily suspended from the end of March until May 2020. Although certain restrictions remained in place in some of the countries where Ferrari operates during the first quarter of 2021, substantially all Ferrari dealerships remained operational and order collections continued. The Group remains focused on maintaining a robust order book going forward and on the careful management of our waiting list to reach the optimal combination of exclusivity and client service.
•To protect the health and well-being of its workforce and customers as Ferrari returned to business operations, the Company successfully implemented its “Back on Track” program, which facilitated our return to full production by May 8, 2020 through the implementation of various safety measures to combat and contain the spread of the COVID-19 virus in the workplace, with additional measures to strengthen and customize the protocol with the support of specialists who have expert knowledge of Ferrari’s work environment.
•Following various initiatives implemented by Ferrari since the start of the pandemic to support its local communities, Ferrari continues to provide logistical support as well as facilities at its Fiorano race track for the local vaccination campaign, where more than 20,000 vaccine doses have been administered to date by the local medical authority. This is in addition to the more than 52,000 serological tests, rapid swabs tests and flu vaccinations provided at the Fiorano race track since the start of the pandemic. Ferrari has communicated to the competent authorities its maximum availability to extend this support to the vaccination plan of its employees in accordance with the local laws and regulations. The start date of this voluntary vaccination initiative will be defined by the relevant national and regional authorities.
•Although production and certain other activities (i.e. Formula 1, stores, museums) were temporarily suspended near the end of the first quarter of 2020, the Group continued many other key business activities and functions through remote working arrangements, and up to the date of this document it continues to take measures to combat the spread of COVID-19 at its facilities while guaranteeing the possibility of remote work for those employees whose job activity is compatible with such work arrangements.
•At the date of this report, three Grand Prix races have been held for the 2021 Formula 1 World Championship season, all with no or limited physical spectators, and an additional 20 races are expected for the season; however the actual number of Formula 1 races and the number of spectators permitted to attend the events, if any, could change based on the evolution of the pandemic. With respect to 2020, the start of the season was postponed from March to July 2020 and it ultimately consisted of 17 Grand Prix events, five fewer than those originally scheduled. Additionally, most of the races were held without public attendance, including Paddock Club and paddock guests. These circumstances adversely impacted our financial results in the first quarter of 2020 (as well as the rest of 2020) due to a reduction of sponsorships and consequent reduced commercial revenues from partners and the holder of Formula 1’s commercial rights (Formula One Management).
•Brand activities were also adversely impacted as a result of the temporary closure of Ferrari stores and museums in the first quarter of 2020, which gradually reopened starting in May 2020 with appropriate safety measures in place to protect our staff and customers. To date, in-store traffic remains significantly lower than pre-pandemic level and museums have subsequently experienced limited openings and additional closings as a result of local regulations and restrictions. These effects have been only partially offset by an increase in online sales of our merchandise.
•In addition to the cash generated from our operating activities, in order to prudently manage potential liquidity or refinancing risks in the foreseeable future, the Group focused on increasing and preserving its available liquidity and took actions to contain costs and capital expenditures in 2020, while ensuring that all projects that are considered important for the continuing success of Ferrari and its future development are maintained.
•The Group decided to temporarily suspend its share repurchase program from the end of March 2020 to the beginning of March 2021, when such program was restarted.
•There were no significant effects on the valuation of assets or liabilities and no increases in allowances for credit losses as a result of COVID-19. Moreover, no material impairment indicators were identified and there were no changes in accounting judgments or other significant accounting impacts relating to COVID-19.
•No significant changes occurred in controls that materially affect internal control over financial reporting.

Ferrari’s leadership is continuously monitoring the evolution of the COVID-19 pandemic as new information becomes available as well as the related effects on the results of operations and financial position of the Group. Ferrari has been gradually recovering from the effects of the COVID-19-related suspension of production and other business activities that occurred primarily in 2020. The effects of the pandemic on Ferrari in the first quarter of 2021 were limited and on the back of results, robust net order intake as well as record order book as at the end of Q1 2021, management is confident that the Group will reach the top end of the 2021 guidance, as communicated in the “Outlook” section of this Interim Report. Looking ahead, it expects that the prudent steps taken in 2020 and continuing in 2021 to adjust capital expenditure in response to the COVID-19 emergency, will postpone by one year the achievement of the year-end 2022 guidance previously announced at the Group’s Capital Markets Day in September 2018.

The future impacts of COVID-19 on Ferrari’s results of operations and financial condition will depend on ongoing developments in relation to the pandemic, including the success of the gradual release of containment measures and vaccination programs worldwide, as well as the overall condition and outlook of the global economy.

Non-GAAP Financial Measures
    We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit, Adjusted Basic and Diluted Earnings per Common Share, Net Debt, Net Industrial Debt, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
EBITDA and Adjusted EBITDA
    EBITDA is defined as net profit before income tax expense, net financial expenses and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is provided in order to present how the underlying business has performed prior to the impact of the adjusting items, which may obscure the underlying performance and impair comparability of results between periods.
    The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three months ended March 31, 2021 and 2020, and provides a reconciliation of these non-GAAP measures to net profit. There were no adjustments impacting Adjusted EBITDA for the periods presented.

	For the three months ended March 31,
	2021	2020
	(€ million)
Net profit	206	166
Income tax expense	51	41
Net financial expenses	9	13
EBIT	266	220
Amortization and depreciation	110	97
EBITDA and Adjusted EBITDA	376	317

Adjusted EBIT
    Adjusted EBIT represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted EBIT in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.
    The following table sets forth the calculation of Adjusted EBIT for the three months ended March 31, 2021 and 2020. There were no adjustments impacting Adjusted EBIT for the periods presented.

	For the three months ended March 31,
	2021	2020
	(€ million)
EBIT and Adjusted EBIT	266	220

Adjusted Net Profit
    Adjusted Net Profit represents net profit as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted Net Profit in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.
    The following table sets forth the calculation of Adjusted Net Profit for the three months ended March 31, 2021 and 2020. There were no adjustments impacting Adjusted Net Profit for the periods presented.

	For the three months ended March 31,
	2021	2020
	(€ million)
Net profit and Adjusted Net Profit	206	166

Adjusted Basic and Diluted Earnings per Common Share

    Adjusted Basic and Diluted Earnings per Common Share represents earnings per share, as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted Basic and Diluted Earnings per Common Share in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.

    The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the three months ended March 31, 2021 and 2020. There were no adjustments impacting Adjusted Basic and Diluted Earnings per Common Share for the periods presented.

		For the three months ended March 31,
		2021	2020
Net profit attributable to owners of the Company	€ million	205	166
Adjusted net profit attributable to owners of the Company	€ million	205	166
Weighted average number of common shares for basic earnings per common share	thousand	184,787	184,982
Adjusted basic earnings per common share		€1.11	0.90
Weighted average number of common shares(1) for diluted earnings per common share	thousand	185,087	185,578
Adjusted diluted earnings per common share		€1.11	0.90

(1)    For the three months ended March 31, 2021 and 2020 the weighted average number of common shares for diluted earnings per common share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the Group’s equity incentive plans (assuming 100 percent of the target awards vested).

Net Debt and Net Industrial Debt
    Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial Debt, together with Net Debt, are the primary measures used by us to analyze our capital structure and financial leverage. We believe the presentation of Net Industrial Debt aids management and investors in their analysis of the Group’s financial position and financial performance as well as to compare the Group’s financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less total cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

    The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at March 31, 2021 and December 31, 2020.

	At March 31, 2021	At December 31, 2020
	(€ million)
Cash and cash equivalents	980	1,362
Debt	(2,283)	(2,725)
Net Debt (A)	(1,303)	(1,363)
Net Debt of Financial Services Activities (B)	(883)	(820)
Net Industrial Debt (A) - (B)	(420)	(543)

Free Cash Flow and Free Cash Flow from Industrial Activities

    Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

    The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the three months ended March 31, 2021 and 2020.

	For the three months ended March 31,
	2021	2020
	(€ million)
Cash flows from operating activities	274	263
Investments in property, plant and equipment and intangible assets	(151)	(174)
Free Cash Flow	123	89
Free Cash Flow from Financial Services Activities	(24)	16
Free Cash Flow from Industrial Activities	147	73

Constant Currency Information

    The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis, which excludes the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the variances of any foreign currency hedging (see Note 5 “Other Information” to the Interim Condensed Consolidated Financial Statements, included in this Interim Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations and the impacts of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

Results of Operations
Three months ended March 31, 2021 compared to three months ended March 31, 2020
    The following is a discussion of the results of operations for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the three months ended March 31,
	2021	Percentage of net revenues	2020	Percentage of net revenues
	(€ million, except percentages)
Net revenues	1,011	100.0%	932	100.0%
Cost of sales	483	47.8%	451	48.4%
Selling, general and administrative costs	72	7.1%	79	8.5%
Research and development costs	189	18.7%	181	19.4%
Other expenses/(income), net	2	0.2%	2	0.2%
Result from investments	1	0.1%	1	0.1%
EBIT	266	26.3%	220	23.6%
Net financial expenses	9	0.9%	13	1.4%
Profit before taxes	257	25.4%	207	22.2%
Income tax expense	51	5.1%	41	4.4%
Net profit	206	20.3%	166	17.8%

Net revenues

	For the three months ended March 31,				Increase/(Decrease)
	2021	Percentage of net revenues	2020	Percentage of net revenues	2021 vs. 2020
	(€ million, except percentages)
Cars and spare parts (1)	855	84.6%	788	84.6%	67	8.5%
Engines (2)	45	4.5%	33	3.5%	12	37.8%
Sponsorship, commercial and brand (3)	91	8.9%	89	9.6%	2	1.4%
Other (4)	20	2.0%	22	2.3%	(2)	(8.6%)
Total net revenues	1,011	100.0%	932	100.0%	79	8.5%
_____________________________
(1)Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts.
(2)Includes net revenues generated from the sale of engines to Maserati for use in their cars, and the net revenues generated from the rental of engines to other Formula 1 racing teams.
(3)Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.
(4)Primarily relates to financial services activities and management of the Mugello racetrack and other sports-related activities.

    Net revenues for the three months ended March 31, 2021 were €1,011 million, an increase of €79 million, or 8.5 percent (an increase of 10.8 percent on a constant currency basis), from €932 million for the three months ended March 31, 2020.

The change in net revenues was attributable to the combination of (i) a €67 million increase in cars and spare parts, (ii) a €12 million increase in engines, (iii) a €2 million increase in sponsorship, commercial and brand, and (iv) a €2 million decrease in other net revenues.

Cars and spare parts
    Net revenues generated from cars and spare parts were €855 million for the three months ended March 31, 2021, an increase of €67 million, or 8.5 percent, from €788 million for the three months ended March 31, 2020.

    The increase in net revenues from cars and spare parts was primarily attributable to a positive mix impact, partially offset by negative foreign currency exchange impact (mainly USD).

The positive mix impact was driven by the ramp up of the SF90 Stradale, as well as the Ferrari Monza SP1 and SP2. Overall shipments increased by 33 cars, or 1.2 percent, driven by an 8.1 percent increase our V8 models, more than offsetting a 19.6 percent decrease in our V12 models. In particular, shipments were driven by the F8 Tributo, the F8 Spider and the 812 GTS, as well as the ramp up of the Ferrari Roma and the SF90 Stradale (shipments of both models commenced in the fourth quarter of 2020), partially offset by the phase-out of the Ferrari Portofino, as well as the Ferrari 488 Pista and Ferrari 488 Pista Spider, which completed their lifecycles at the end of 2020. Impacts of the outbreak of the COVID-19 pandemic on shipments in the first quarter of 2020 were limited to a few days only of suspended deliveries.

The €67 million increase in net revenues was composed of: (i) a €19 million increase in EMEA, (ii) an €11 million increase in Americas, (iii) a €48 million increase in Mainland China, Hong Kong and Taiwan, and (iv) an €11 million decrease in Rest of APAC. The mix of net revenues by geography was impacted by the deliberate geographic allocations driven by the phase-in/phase-out pace of individual models; in particular, the performance in Mainland China, Hong Kong and Taiwan was boosted by the arrival of new models and the comparison versus the prior year which was negatively impacted by the decision to deliberately accelerate client deliveries in 2019 in advance of new emissions regulations, while the performance in EMEA was driven by mix and other revenues, partially offset by lower volumes. All changes include the effects of foreign currency hedge transactions.

Engines

    Net revenues generated from engines were €45 million for the three months ended March 31, 2021, an increase of €12 million, or 37.8 percent, from €33 million for the three months ended March 31, 2020. The €12 million increase was mainly attributable to higher shipments of engines to Maserati and, to a lesser extent, higher revenues from the rental of engines to other Formula 1 racing teams.

Sponsorship, commercial and brand

    Net revenues generated from sponsorship, commercial agreements and brand management activities of €91 million for the three months ended March 31, 2021 were substantially in line with €89 million for the three months ended March 31, 2020. In particular, higher revenues from Formula 1 racing activities driven by an improved outlook for the racing calendar compared to last year were partially offset by a lower prior year ranking, as well as reduced brand-related activities due to the COVID-19 pandemic.

Cost of sales

	For the three months ended March 31,				Increase/(Decrease)
	2021	Percentage of net revenues	2020	Percentage of net revenues	2021 vs. 2020
	(€ million, except percentages)
Cost of sales	483	47.8%	451	48.4%	32	7.2%

    Cost of sales for the three months ended March 31, 2021 was €483 million, an increase of €32 million, or 7.2 percent, from €451 million for the three months ended March 31, 2020. As a percentage of net revenues, cost of sales was 47.8 percent for the three months ended March 31, 2021 compared to 48.4 percent for the three months ended March 31, 2020.
    The increase in cost of sales was primarily attributable to the impact of a change in product mix, higher volumes for Maserati engines and higher depreciation.

Selling, general and administrative costs

	For the three months ended March 31,				Increase/(Decrease)
	2021	Percentage of net revenues	2020	Percentage of net revenues	2021 vs. 2020
	(€ million, except percentages)
Selling, general and administrative costs	72	7.1%	79	8.5%	(7) (9.4)%

    Selling, general and administrative costs for the three months ended March 31, 2021 were €72 million, a decrease of €7 million, or 9.4 percent, from €79 million for the three months ended March 31, 2020. As a percentage of net revenues, selling, general and administrative costs were 7.1 percent for the three months ended March 31, 2021 compared to 8.5 percent for the three months ended March 31, 2020.

    The decrease in selling, general and administrative costs was primarily attributable to lower costs for marketing and other initiatives driven by an increase in the use of digital solutions for product and client events.

Research and development costs

	For the three months ended March 31,				Increase/(Decrease)
	2021	Percentage of net revenues	2020	Percentage of net revenues	2021 vs. 2020
	(€ million, except percentages)
Research and development costs expensed during the period	141	13.9%	140	15.0%	1	1.0%
Amortization of capitalized development costs	48	4.8%	41	4.4%	7	14.9%
Research and development costs	189	18.7%	181	19.4%	8	4.2%

    Research and development costs for the three months ended March 31, 2021 were €189 million, an increase of €8 million, or 4.2 percent, from €181 million for the three months ended March 31, 2020. As a percentage of net revenues, research and development costs were 18.7 percent for the three months ended March 31, 2021 compared to 19.4 percent for the three months ended March 31, 2020.

    The increase of €8 million in research and development costs during the period was primarily attributable to higher amortization of capitalized development costs, reflecting our strategy to update and broaden our product range and significantly increase our efforts relating to hybrid and other advanced technologies. Research and development costs for both periods are presented net of technology-related government incentives, which were lower in the first quarter of 2021 compared to the same period in 2020.

EBIT

	For the three months ended March 31,				Increase/(Decrease)
	2021	Percentage of net revenues	2020	Percentage of net revenues	2021 vs. 2020
	(€ million, except percentages)
EBIT	266	26.3%	220	23.6%	46	20.9%

    EBIT for the three months ended March 31, 2021 was €266 million, an increase of €46 million, or 20.9 percent, from €220 million for the three months ended March 31, 2020.

The increase in EBIT was primarily attributable to the combined effects of (i) positive volume impact of €5 million, (ii) positive product mix impact of €48 million, driven by the SF90 Stradale and the Ferrari Monza SP1 and SP2, (iii) an increase in research and development costs of €8 million, (iv) a decrease in selling, general and administrative costs of €7 million, (v) positive contribution of €20 million driven Formula 1 racing activities reflecting an improved outlook for the racing calendar compared to last year and higher contribution from other supporting activities and Maserati engines, partially offset by a lower prior year ranking as well as reduced brand-related activities due to the COVID-19 pandemic, (vi) an increase in industrial costs of €8 million, including higher depreciation, and (vii) negative foreign currency exchange impact of €18 million (including foreign currency hedging instruments) primarily driven by the strengthening of the Euro compared to the U.S. Dollar.

Net financial expenses

	For the three months ended March 31,		Increase/(Decrease)
	2021	2020	2021 vs. 2020
	(€ million, except percentages)
Net financial expenses	9	13	(4) (29.4)%

    Net financial expenses for the three months ended March 31, 2021 were €9 million compared to €13 million for the three months ended March 31, 2020.

    The decrease in net financial expenses was primarily attributable to (i) a decrease in foreign exchange losses and (ii) the remeasurement at fair value of certain investments held by the Group, partially offset by an increase in interest expenses as a result of refinancing a portion of the Group’s debt.

Income tax expense

	For the three months ended March 31,		Increase/(Decrease)
	2021	2020	2021 vs. 2020
	(€ million, except percentages)
Income tax expense	51	41	10	24.1%
Income tax expense for the three months ended March 31, 2021 was €51 million, an increase of €10 million, or 24.1 percent, compared to €41 million for the three months ended March 31, 2020. The increase in income tax expense was primarily attributable to an increase in profit before taxes.
The Group is applying the Patent Box tax regime for the period from 2020 to 2024, in line with currently applicable tax regulations in Italy, and income taxes for the three months ended March 31, 2021 and 2020 benefited from the application of the Patent Box tax regime.

    The effective tax rate was 20.0 percent for the three months ended March 31, 2021 and 2020.

Liquidity and Capital Resources

Liquidity Overview

    We require liquidity in order to fund our operations and meet our obligations. Short-term liquidity is required, among others, to purchase raw materials, parts and components for car production, as well as to fund personnel expenses and other operating costs. In addition to our general working capital and operational needs, we require cash for capital investments to support continuous product range renewal and expansion and, more recently, for research and development activities to transition our product portfolio to hybrid and electric technology. We also make investments for initiatives to enhance manufacturing efficiency, improve capacity, ensure environmental compliance and carry out maintenance activities. We fund our capital expenditure primarily with cash generated from our operating activities.

    We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring efficient and effective management of our funds. We believe that our cash generation together with our available liquidity, including committed credit lines granted from primary financial institutions, will be sufficient to meet our obligations and fund our business and capital expenditures.

    See the “Net Debt and Net Industrial Debt” section below for additional details relating to our liquidity.

Cyclical Nature of Our Cash Flows

    Our working capital is subject to month to month fluctuations due to, among other things, production and sales volumes, our financial services activities, the timing of capital expenditure and tax payments. In particular, our inventory levels increase in the periods leading up to the launches of new models, during the phase out of existing models when we build up spare parts, and at the end of the second quarter when our inventory levels are generally higher to support the summer plant shutdown. The impacts on our working capital from the temporary COVID-19-related production suspension during the first quarter of 2020 were limited.

    We generally receive payment for cars between 30 and 40 days after the car is shipped (or earlier when sales financing schemes are utilized by us or by our dealers) while we generally pay most suppliers between 60 and 90 days after we receive the raw materials, components or other parts or materials. Additionally, we also receive advance payments from our customers, mainly for our limited edition and Icona models. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines, however delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although we may warehouse cars in local markets for longer periods of time to ensure prompt deliveries in certain regions. As a result of the above, including the advances received from customers for certain car models, we tend to receive payment for cars shipped before we are required to make payment for the raw materials, components or other materials used in manufacturing the cars.

    Our investments for capital expenditure and research and development are, among other factors, influenced by the timing and number of new models launches. Our development costs, as well as our other investments in capital expenditure, generally peak in periods when we develop a significant number of new models to renew or expand our product range. Our research and development costs are also influenced by the timing of research costs for our Formula 1 activities, for which expenditure in a normal season is generally higher in the first and last quarters of the year, and otherwise depends on the evolution of the applicable Formula 1 technical regulations, as well as the number and cadence of races during the course of the racing season. Despite certain actions taken to contain costs as a result of the COVID-19 pandemic, we continue to make significant capital investments by prioritizing capital projects that are considered important for the continuing success of Ferrari and its future development, including investments in hybrid and other advanced technologies, as well as the acquisition in the first quarter of 2021 and 2020 of tracts of land adjacent to our facilities in Maranello as part of our expansion plans.

    The payment of income taxes also affects our cash flows. Our tax expense and tax payments in 2021 and 2020 have benefited from, or will benefit from, applying the Patent Box tax regime for the period from 2020 to 2024, as well as the effects of deductions for eligible research and development costs, in line with currently applicable tax regulations in Italy. We typically pay the first advance payment in the second quarter of the year and the remaining portion in the third and fourth quarters, and in any case, in accordance with the applicable tax rules. See Note 12 “Income Tax Expense” to the Interim Condensed Consolidated Financial Statements for additional details related to the Patent Box tax regime in Italy.

Cash Flows

    The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the three months ended March 31, 2021 and 2020. For additional details of our cash flows, see our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

	For the three months ended March 31,
	2021	2020
	(€ million)
Cash and cash equivalents at beginning of the period	1,362	898
Cash flows from operating activities	274	263
Cash flows used in investing activities	(150)	(174)
Cash flows used in financing activities	(511)	(109)
Translation exchange differences	5	2
Total change in cash and cash equivalents	(382)	(18)
Cash and cash equivalents at end of the period	980	880

For the three months ended March 31, 2021 cash and cash equivalents held by the Group decreased by €382 million compared to a decrease of €18 million for the three months ended March 31, 2020. The net change in cash and cash equivalents of €364 million was primarily attributable to:

(i)the full repayment of a bond for €501 million in January 2021 (including a principal amount of €500 million and interest of €1 million);

partially offset by:

(ii)lower share repurchases1 of €102 million (€28 million in the first quarter of 2021 compared to €130 million in the first quarter of 2020 as the share repurchase program was reactivated on March 11, 2021 following the decision to temporarily suspend the program on March 30, 2020 as a result of the COVID-19 pandemic), and
(iii)lower investments in property, plant and equipment and intangible assets of €24 million.

    Operating Activities - Three Months Ended March 31, 2021

    Our cash flows from operating activities for the three months ended March 31, 2021 were €274 million, primarily the result of:

(i)profit before taxes of €257 million adjusted for €110 million for depreciation and amortization expense, €9 million of net finance costs and net other non-cash expenses of €15 million (including provisions accrued and result from investments); and

(ii)€49 million of cash generated from the change in other operating assets and liabilities primarily driven by advances received for Formula 1 sponsorship agreements.

These cash inflows were partially offset by:

(i)€120 million of cash absorbed from the net change in inventories, higher trade receivables and lower trade payables, primarily attributable to trade receivables for €64 million in relation to sponsorship agreements and trade payables for €30 million mainly driven by lower capital expenditures;

(ii)€31 million related to cash absorbed by receivables from financing activities;

(iii)€13 million of net finance costs paid; and
1 Includes shares repurchased to cover the taxable income to individuals who received shares under the Group’s equity incentive plans as is standard practice (“Sell to Cover”) in an over-the-counter transaction. See Note 20 “Equity” to the Interim Condensed Consolidated Financial Statements for additional details relating to the Sell to Cover.

(iv)€2 million of income taxes paid.

    Operating Activities - Three Months Ended March 31, 2020

    Our cash flows from operating activities for the three months ended March 31, 2020 were €263 million, primarily the result of:

(i)profit before taxes of €207 million adjusted for €97 million for depreciation and amortization expense, €13 million related to net finance costs and net other non-cash expenses of €2 million (including provisions accrued and result from investments); and

(ii)€8 million related to cash generated from receivables from financing activities.

These cash inflows were partially offset by:

(i)€37 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, driven by cash absorbed by trade payables of €46 million, in line with seasonality, and cash absorbed by trade receivables of €2 million, partially offset by cash generated from inventories of €11 million;

(ii)€13 million of cash absorbed related to the net change in other operating assets and liabilities, driven by the reversal of advances of the Ferrari Monza SP1 and SP2;

(iii)€12 million of net finance costs paid; and

(iv)€2 million of income taxes paid.

    Investing Activities - Three Months Ended March 31, 2021
    For the three months ended March 31, 2021 our net cash used in investing activities was €150 million, primarily the result of:

(i)capital expenditures of €64 million for additions to property, plant and equipment and €87 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs. These cash flows were partially offset by proceeds of €1 million from the disposal of property, plant and equipment. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

    Investing Activities - Three Months Ended March 31, 2020

    For the three months ended March 31, 2020 our net cash used in investing activities was €174 million, primarily the result of:

(i)capital expenditures of €106 million for additions to property, plant and equipment and €68 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

    Financing Activities - Three Months Ended March 31, 2021

    For the three months ended March 31, 2021, net cash used in financing activities was €511 million, primarily the result of:

(i)€500 million for the full repayment of a bond upon maturity in January 2021,
(ii)€28 million to repurchase common shares under the Company’s share repurchase program (including the Sell to Cover practice under the equity incentive plans);

(iii)€11 million related to the net change in other debt; and
(iv)€6 million in repayments of lease liabilities.
These cash outflows were partially offset by:

(i)€34 million of proceeds net of repayments related to our revolving securitization programs in the United States.

    Financing Activities - Three Months Ended March 31, 2020

    For the three months ended March 31, 2020 net cash used in financing activities was €109 million, primarily the result of:

(i)€130 million paid to repurchase common shares under the Company’s share repurchase program (including the Sell to Cover practice under the equity incentive plans);

(ii)€4 million in repayments of lease liabilities, and

(iii)€2 million related to the net change in other debt.

These cash outflows were partially offset by:

(i)€27 million of proceeds net of repayments related to our revolving securitization programs in the U.S.

Capital Expenditures

    Capital expenditures are defined as additions to property, plant and equipment (including right-of-use assets recognized in accordance with IFRS 16 - Leases) and intangible assets. Capital expenditures for the three months ended March 31, 2021 were €155 million and €189 million for the three months ended March 31, 2020.

    The following table sets forth a breakdown of capital expenditures by category for each of the three months ended March 31, 2021 and 2020:

	For the three months ended March 31,
	2021	2020
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	85	66
Patents, concessions and licenses	1	1
Other intangible assets	1	1
Total intangible assets	87	68
Property, plant and equipment
Industrial buildings	8	14
Plant, machinery and equipment	11	18
Other assets	1	4
Advances and assets under construction	48	85
Total property, plant and equipment	68	121
Total capital expenditures	155	189

Intangible assets

    Our total capital expenditures in intangible assets were €87 million for the three months ended March 31, 2021 (€68 million for the three months ended March 31, 2020.

The most significant investments relate to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials and personnel costs relating to engineering, design and development activities focused on content enhancement of existing cars and new models, including to broaden our product range and our ongoing investments in hybrid and electric technology and the development of new components, which are necessary to provide continuing performance upgrades to our sports car customers and to help us capture the preferences of the urban, affluent purchasers of GT cars whom we are increasingly targeting to transition our product portfolio to hybrid technology. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and technological breakthroughs and in order to maintain our position at the top of the luxury performance sports cars market.
    For the three months ended March 31, 2021 we invested €85 million in externally acquired and internally generated development costs, of which €66 million related to the development of models to be launched in future years, and €19 million primarily related to the development of our current product portfolio and components.

    For the three months ended March 31, 2020 we invested €66 million in externally acquired and internally generated development costs, of which €46 million related to the development of models to be launched in future years and €20 million primarily related to the development of our current product portfolio and components.

Property, plant and equipment

    Our total capital expenditures in property, plant and equipment were €68 million and €121 million for the three months ended March 31, 2021 and 2020, respectively.

    Our most significant investments generally relate to plant, machinery and equipment, which amounted to €11 million and €18 million for the three months ended March 31, 2021 and 2020, respectively, as well as advances and assets under construction, which amounted to €48 million and €85 million for the three months ended March 31, 2021 and 2020, respectively. Our main investments primarily related to industrial tools needed for the production of cars and investments in car production lines (including those for models to be launched in future years), as well as investments related to our personalization programs and engine assembly lines. The increase in advances and assets under construction reflects our focus on the hybridization and broadening of our product range and supporting future model launches, as well as our acquisition of tracts of land adjacent to our facilities in Maranello as part of our expansion plans (including €60 million in the first quarter of 2020).

    At March 31, 2021, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €99 million (€98 million at March 31, 2020).

Net Debt and Net Industrial Debt

    Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial Debt, together with Net Debt, are the primary measures used by us to analyze our capital structure and financial leverage. We believe the presentation of Net Industrial Debt aids management and investors in their analysis of the Group’s financial position and financial performance and to compare the Group’s financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at March 31, 2021 and December 31, 2020.

	At March 31, 2021	At December 31, 2020
	(€ million)
Cash and cash equivalents	980	1,362
Total liquidity	980	1,362
Bonds and notes	(1,332)	(1,835)
Asset-backed financing (Securitizations)	(831)	(761)
Lease liabilities	(62)	(62)
Borrowings from banks	(30)	(29)
Other debt	(28)	(38)
Total debt	(2,283)	(2,725)
Net Debt (A)	(1,303)	(1,363)
Net Debt of Financial Services Activities (B)	(883)	(820)
Net Industrial Debt (A) - (B)	(420)	(543)

    For further details on total debt, see Note 23 “Debt” to the Interim Condensed Consolidated Financial Statements included elsewhere in this document.
The increase in the Net Debt of Financial Services Activities (as defined above) of €63 million, from €820 million at December 31, 2020 to €883 million at March 31, 2021, relates primarily to the increase in asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States, which grew by €74 million, from €940 million at December 31, 2020 to €1,014 million at March 31, 2021.

The following table presents our receivables from financing activities and our Net Debt of Financial Services Activities at March 31, 2021 and December 31, 2020:

	At March 31, 2021	At December 31, 2020
	(€ million)
Receivables from financing activities	1,014	940
Net Debt of Financial Services Activities	(883)	(820)

For further details of our receivables from financing activities and our asset-backed financing (securitizations), see Note 18 “Current Receivables and Other Current Assets” and Note 23 “Debt” to the Interim Condensed Consolidated Financial Statements included elsewhere in this document.

Cash and cash equivalents

    Cash and cash equivalents amounted to €980 million at March 31, 2021 compared to €1,362 million at December 31, 2020.

    Approximately 82 percent of our cash and cash equivalents were denominated in Euro at March 31, 2021 (approximately 88 percent at December 31, 2020). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including in foreign currencies), which amounted to €70 million at March 31, 2021 (€56 million at December 31, 2020), is subject to certain repatriation restrictions and may only be repatriated as dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

    The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At March 31, 2021	At December 31, 2020
	(€ million)
Euro	802	1,203
U.S. Dollar	78	76
Chinese Yuan	65	51
Japanese Yen	10	13
Other currencies	25	19
Total	980	1,362

    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €49 million at March 31, 2021 (€37 million at December 31, 2020).

    Total available liquidity

    Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at March 31, 2021 was €1,730 million (€2,062 million at December 31, 2020).

    The following table summarizes our total available liquidity:

	At March 31, 2021	At December 31, 2020
	(€ million)
Cash and cash equivalents	980	1,362
Undrawn committed credit lines	750	700
Total available liquidity	1,730	2,062

    The undrawn committed credit lines at March 31, 2021 and December 31, 2020 relate to revolving credit facilities. For further details, see Note 23 “Debt” in the Interim Condensed Consolidated Financial Statements included elsewhere in this document.

To preventively and prudently manage potential liquidity or refinancing risks in the foreseeable future as a result of the COVID-19 pandemic, in April 2020 the Group increased its undrawn committed credit lines by securing an additional amount of €350 million, doubling the total committed credit lines available and undrawn to €700 million. In March 2021 the Group cancelled a credit line of €100 million and simultaneously replaced it with a new credit line for €150 million with a tenor of 23 months. At March 31, 2021 total committed credit lines available and undrawn amounted to €750 million.
Free Cash Flow and Free Cash Flow from Industrial Activities

    Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

    The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the three months ended March 31, 2021 and 2020.

	For the three months ended March 31,
	2021	2020
	(€ million)
Cash flows from operating activities	274	263
Investments in property, plant and equipment and intangible assets	(151)	(174)
Free Cash Flow	123	89
Free Cash Flow from Financial Services Activities	(24)	16
Free Cash Flow from Industrial Activities	147	73

    Free Cash Flow for the three months ended March 31, 2021 was €123 million, an increase of €34 million compared to €89 million for the three months ended March 31, 2020. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.

    Free Cash Flow from Industrial Activities for the three months ended March 31, 2021 was €147 million, an increase of €74 million compared to €73 million for the three months ended March 31, 2020. The increase in Free Cash Flow from Industrial Activities was primarily attributable to an increase in EBITDA and lower capital expenditures in 2021 compared to the corresponding period in 2020.

Risk Factors
We face a variety of risks and uncertainties in our business. For a description of these risks and uncertainties please see “Risk Factors” in the Group’s Annual Report and Form 20-F for the year ended December 31, 2020 filed with the AFM and the SEC on February 26, 2021. All such risks factors should be read in conjunction with this Interim Report. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.

Outlook
2021 Guidance subject to trading conditions unaffected by further COVID-19 pandemic restrictions and the following assumptions:

•Core business sustained by volume and mix
•Revenues from Formula 1 racing activities based on the announced calendar and reflecting lower 2020 ranking
•Brand-related activities dealing with COVID-19 challenges
•Operational and marketing costs gradually resuming

On the back of results, robust net order intake as well as record order book as at the end of Q1 2021, management is confident that the Group will reach the top end of the 2021 guidance. Looking ahead, it expects that the prudent steps taken in 2020 and continuing in 2021 to adjust capital expenditure in response to the COVID-19 emergency, will postpone by one year the achievement of the year-end 2022 guidance previously announced at the Group’s Capital Markets Day in September 2018.

(€B, unless otherwise stated)	2019A	2020A	2021 GUIDANCE
NET REVENUES	3.8	3.5	~4.3
ADJ. EBITDA (margin %)	1.3 33.7%	1.1 33.0%	1.45 - 1.50 33.7% - 34.9%
ADJ. EBIT (margin %)	0.9 24.4%	0.7 20.7%	0.97 - 1.02 22.6% - 23.7%
ADJ. DILUTED EPS (€)	3.71	2.88(1)	4.00-4.20(2)
INDUSTRIAL FCF	0.7	0.2	~0.35

(1)    Net of a tax benefit, with no cash impact on 2020, from the one-off partial step-up of the trademark’s book value in accordance with the Italian tax regulations.
(2)    Calculating using the weighted average diluted number of common shares as of December 31, 2020 (185,379 thousand).

FERRARI N.V.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2021

FERRARI N.V.
INTERIM CONSOLIDATED INCOME STATEMENT
for the three months ended March 31, 2021 and 2020
(Unaudited)

		For the three months ended March 31,
	Note	2021	2020
		(€ thousand)
Net revenues	6	1,011,280	932,197
Cost of sales	7	483,464	450,812
Selling, general and administrative costs	8	71,610	79,003
Research and development costs	9	188,870	181,237
Other expenses/(income), net	10	2,462	2,130
Result from investments		1,436	1,276
EBIT		266,310	220,291
Net financial expenses	11	9,227	13,076
Profit before taxes		257,083	207,215
Income tax expense	12	51,416	41,443
Net profit		205,667	165,772
Net profit attributable to:
Owners of the parent		204,923	166,004
Non-controlling interests		744	(232)

Basic earnings per common share (in €)	13	1.11	0.90
Diluted earnings per common share (in €)	13	1.11	0.90

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three months ended March 31, 2021 and 2020
(Unaudited)

		For the three months ended March 31,
	Note	2021	2020
		(€ thousand)
Net profit		205,667	165,772
(Losses)/Gains on cash flow hedging instruments	20	(40,172)	8,186
Exchange differences on translating foreign operations	20	7,357	2,711
Related tax impact	20	11,224	(2,521)
Total other comprehensive (loss)/income, net of tax (all of which may be reclassified to the consolidated income statement in subsequent periods)	20	(21,591)	8,376
Total comprehensive income		184,076	174,148
Total comprehensive income/(loss) attributable to:
Owners of the parent		183,144	174,353
Non-controlling interests		932	(205)

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at March 31, 2021 and at December 31, 2020
(Unaudited)

	Note	At March 31, 2021	At December 31, 2020
		(€ thousand)
Assets
Goodwill		785,182	785,182
Intangible assets	14	1,012,584	979,290
Property, plant and equipment	15	1,238,924	1,226,630
Investments and other financial assets	16	44,377	42,841
Deferred tax assets		154,380	152,221
Total non-current assets		3,235,447	3,186,164
Inventories	17	485,098	460,617
Trade receivables	18	248,966	184,260
Receivables from financing activities	18	1,014,437	939,607
Current tax receivables	18	6,941	12,438
Other current assets	18	99,649	76,471
Current financial assets	19	14,662	40,084
Cash and cash equivalents		980,309	1,362,406
Total current assets		2,850,062	3,075,883
Total assets		6,085,509	6,262,047

Equity and liabilities
Equity attributable to owners of the parent		1,943,473	1,785,186
Non-controlling interests		4,950	4,018
Total equity	20	1,948,423	1,789,204

Employee benefits		66,298	59,985
Provisions	22	154,041	155,335
Deferred tax liabilities		103,902	113,474
Debt	23	2,282,967	2,724,745
Other liabilities	24	772,117	687,462
Other financial liabilities	19	16,436	2,140
Trade payables	25	687,505	713,807
Current tax payables		53,820	15,895
Total equity and liabilities		6,085,509	6,262,047

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended March 31, 2021 and 2020
(Unaudited)

	For the three months ended March 31,
	2021	2020
	(€ thousand)
Cash and cash equivalents at beginning of the period	1,362,406	897,946
Cash flows from operating activities:
Profit before taxes	257,083	207,215
Amortization and depreciation	109,600	96,578
Provision accruals	5,690	1,187
Result from investments	(1,436)	(1,276)
Net finance costs	9,227	13,076
Other non-cash expenses, net	11,622	467
Change in inventories	(25,948)	11,251
Change in trade receivables	(63,805)	(1,711)
Change in trade payables	(30,466)	(46,059)
Change in receivables from financing activities	(31,415)	8,361
Change in other operating assets and liabilities	48,583	(12,637)
Finance income received	298	795
Finance costs paid	(13,101)	(12,589)
Income tax paid	(1,919)	(1,568)
Total	274,013	263,090
Cash flows used in investing activities:
Investments in property, plant and equipment	(63,654)	(105,734)
Investments in intangible assets	(86,813)	(68,279)
Proceeds from the sale of property, plant and equipment and intangible assets	775	216
Total	(149,692)	(173,797)
Cash flows used in financing activities:
Repayment of bonds and notes	(500,000)	—
Proceeds from securitizations net of repayments	34,114	26,758
Net changes in lease liabilities	(5,689)	(3,379)
Net change in other debt	(11,365)	(2,151)
Share repurchases	(28,116)	(129,793)
Total	(511,056)	(108,565)
Translation exchange differences	4,638	1,667
Total change in cash and cash equivalents	(382,097)	(17,605)
Cash and cash equivalents at end of the period	980,309	880,341

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2021 and 2020
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2019	2,573	1,452,720	(4,654)	40,391	(9,740)	1,481,290	5,998	1,487,288
Net profit	—	166,004	—	—	—	166,004	(232)	165,772
Other comprehensive income	—	—	5,665	2,684	—	8,349	27	8,376
Share-based compensation	—	3,859	—	—	—	3,859	—	3,859
Share repurchases	—	(129,793)	—	—	—	(129,793)	—	(129,793)
At March 31, 2020	2,573	1,492,790	1,011	43,075	(9,740)	1,529,709	5,793	1,535,502

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2020	2,573	1,739,380	24,164	28,774	(9,705)	1,785,186	4,018	1,789,204
Net profit	—	204,923	—	—	—	204,923	744	205,667
Other comprehensive (loss)/income	—	—	(28,948)	7,169	—	(21,779)	188	(21,591)
Share-based compensation	—	3,259	—	—	—	3,259	—	3,259
Share repurchases	—	(28,116)	—	—	—	(28,116)	—	(28,116)
At March 31, 2021	2,573	1,919,446	(4,784)	35,943	(9,705)	1,943,473	4,950	1,948,423

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. BACKGROUND AND BASIS OF PRESENTATION

Background

    Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy, and sold in more than 60 markets worldwide through a network of 168 authorized dealers operating 190 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 17 Ferrari-owned stores and 18 franchised stores (including 14 Ferrari Store Junior), as well as on the Group’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients and dealers, including through cooperation and other agreements. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are a core element of Ferrari marketing and promotional activities and an important source of innovation to support the technological advancement of Ferrari range models.

2. AUTHORIZATION OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

    These Interim Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on May 4, 2021, and have been prepared in accordance with IAS 34 - Interim Financial Reporting. The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2020 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. There are no material effects on these Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2020, except as described in the section “New standards and amendments effective from January 1, 2021”.

3. BASIS OF PREPARATION FOR INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as disclosures of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

    Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, when all the related information necessary is available, other than in the event that there are indications of impairment, in which case an immediate assessment is required. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations or significant plan amendments, curtailments or settlements.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
New standards and amendments effective from January 1, 2021
The following new standards and amendments effective from January 1, 2021 were adopted by the Group.

The Group adopted a package of amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement, IFRS 7 – Financial Instruments: Disclosures, IFRS 4 – Insurance Contracts and IFRS 16 – Leases in response to the ongoing reform of inter-bank offered rates (IBOR) and other interest rate benchmarks. The amendments aim at helping companies to provide investors with useful information about the effects of the reform on those companies’ financial statements. These amendments focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The new amendments relate to:

•changes to contractual cash flows – a company will not be required to derecognize or adjust the carrying amount of financial instruments for changes required by the interest rate benchmark reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;
•hedge accounting – a company will not have to discontinue its hedge accounting solely because it makes changes required by the interest rate benchmark reform if the hedge meets other hedge accounting criteria; and
•disclosures – a company will be required to disclose information about new risks that arise from the interest rate benchmark reform and how the company manages the transition to alternative benchmark rates.

There was no effect from the adoption of these amendments.

The Group adopted the amendments to IFRS 4 — Insurance Contracts which deferred the expiry date of the temporary exemption from applying IFRS 9 to annual periods beginning on or after January 1, 2021. There was no effect from the adoption of these amendments.

New standards, amendments and interpretations not yet effective

    The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2022 or subsequent years are listed below:

In May 2017 the IASB issued IFRS 17 — Insurance Contracts, which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. In June 2020 the IASB issued amendments to IFRS 17 aimed at helping companies implement IFRS 17 and make it easier for companies to explain their financial performance. The new standard and amendments are effective on or after January 1, 2023.

In January 2020 the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In May 2020 the IASB issued amendments to IFRS 3 — Business combinations to update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.

In May 2020 the IASB issued amendments to IAS 16 — Property, Plant and Equipment. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company should recognize such sales proceeds and the related cost in the income statement. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.

In May 2020 the IASB issued amendments to IAS 37 — Provisions, Contingent Liabilities and Contingent Assets, which specify which costs a company includes when assessing whether a contract will be loss-making. These amendments

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.

In May 2020 the IASB issued Annual Improvements to IFRSs 2018 - 2020 Cycle. The improvements have amended four standards with effective date January 1, 2022: i) IFRS 1 — First-time Adoption of International Financial Reporting Standards in relation to allowing a subsidiary to measure cumulative translation differences using amounts reported by its parent, ii) IFRS 9 — Financial Instruments in relation to which fees an entity includes when applying the ‘10 percent’ test for derecognition of financial liabilities, iii) IAS 41 — Agriculture in relation to the exclusion of taxation cash flows when measuring the fair value of a biological asset, and iv) IFRS 16 — Leases in relation to an illustrative example of reimbursement for leasehold improvements. The Group does not expect any material impact from the adoption of these amendments.

In February 2021 the IASB issued amendments to IAS 1 — Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In February 2021 the IASB issued amendments to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

Scope of consolidation

    There were no changes in the scope of consolidation for the periods presented in this Interim Report.

4. FINANCIAL RISK FACTORS

The Group is exposed to various operational financial risks, including financial market risk (relating mainly to foreign currency exchange rates and, to a lesser extent, interest rates and commodity prices) credit risk and liquidity risk. The Interim Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 30 of the Consolidated Financial Statements at and for the year ended December 31, 2020.

Although there was no significant impacts from the coronavirus COVID-19 (“COVID 19”) pandemic on the Group’s financial risks or risk management procedures in the periods presented by the these Interim Condensed Consolidated Financial Statements, management is continuously monitoring the evolution of COVID-19 as information becomes available and the related effects on the financial position and results of operations of the Group.

To preventively and prudently manage potential liquidity or refinancing risks in the foreseeable future, the Group has increased its total available liquidity since the start of the COVID-19 pandemic, mainly through securing undrawn committed credit lines (an additional amount of €350 million was secured in April 2020, doubling the total committed credit lines available and undrawn to €700 million) and the issuance of a bond for a principal amount of €650 million in May 2020. In March 2021 the Group cancelled a credit line of €100 million and simultaneously replaced it with a new credit line for €150 million with a tenor of 23 months. At March 31, 2021 and December 31, 2020 the total committed credit lines available and undrawn amounted to €750 million and €700 million, respectively.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
5. OTHER INFORMATION
    The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2021		2020
	Average for the three months ended March 31,	At March 31,	Average for the three months ended March 31,	At March 31,	At December 31,
U.S. Dollar	1.2048	1.1725	1.1027	1.0956	1.2271
Pound Sterling	0.8739	0.8521	0.8623	0.8864	0.8990
Swiss Franc	1.0913	1.1070	1.0668	1.0585	1.0802
Japanese Yen	127.8057	129.9100	120.0973	118.9000	126.4900
Chinese Yuan	7.8080	7.6812	7.6956	7.7784	8.0225
Australian Dollar	1.5597	1.5412	1.6791	1.7967	1.5896
Canadian Dollar	1.5258	1.4782	1.4819	1.5617	1.5633
Singapore Dollar	1.6054	1.5768	1.5281	1.5633	1.6218
Hong Kong Dollar	9.3465	9.1153	8.5686	8.4945	9.5142

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
6. NET REVENUES
    Net revenues are as follows:

	For the three months ended March 31,
	2021	2020
	(€ thousand)
Revenues from:
Cars and spare parts	855,565	788,188
Engines	45,004	32,652
Sponsorship, commercial and brand	90,806	89,578
Other	19,905	21,779
Total net revenues	1,011,280	932,197

Other net revenues primarily relate to financial services activities and management of the Mugello racetrack and other sports-related activities.
Interest and other financial income from financial services activities included within net revenues for the three months ended March 31, 2021 and 2020 amounted to €13,872 thousand and €17,765 thousand, respectively.

7. COST OF SALES
    Cost of sales for the three months ended March 31, 2021 and 2020 amounted to €483,464 thousand and €450,812 thousand, respectively, consisting mainly of the cost of materials, components and labor related to the manufacturing and distribution of cars and spare parts, engines sold to Maserati and engines rented to other Formula 1 racing teams. The remaining costs mainly include depreciation, insurance and transportation costs, as well as warranty and product-related costs, which are estimated and recorded at the time of shipment.
Interest and other financial expenses from financial services activities included within cost of sales for the three months ended March 31, 2021 and 2020 amounted to €5,890 thousand and €13,480 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

    Selling costs for the three months ended March 31, 2021 and 2020 amounted to €35,705 thousand and €38,623 thousand, respectively, consisting mainly of costs for sales personnel, marketing and events, and retail stores. Costs for marketing and events primarily relate to trade shows and media and client events for the launch of new models, including the use of digital solutions, as well as sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

    General and administrative costs for the three months ended March 31, 2021 and 2020 amounted to €35,905 thousand and €40,380 thousand, respectively, consisting mainly of administration and other general expenses, including for personnel, that are not directly attributable to manufacturing, sales or research and development activities.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
9. RESEARCH AND DEVELOPMENT COSTS
    Research and development costs are as follows:

	For the three months ended March 31,
	2021	2020
	(€ thousand)
Research and development costs expensed during the period	140,913	139,517
Amortization of capitalized development costs	47,957	41,720
Total research and development costs	188,870	181,237

Research and development costs expensed during the period primarily relate to Formula 1 activities and research and development activities to support the innovation of our product range and components, and in particular, in relation to hybrid and electric technology.
Research and development costs for the three months ended March 31, 2021 and 2020 are presented net of technology-related government incentives received, which were lower in the first quarter of 2021 compared to the same period in 2020.

10. OTHER EXPENSES/(INCOME), NET
    Other expenses, net for the three months ended March 31, 2021 included other expenses of €3,130 thousand (€3,033 thousand for the three months ended March 31, 2020), mainly related to provisions, indirect taxes and other miscellaneous expenses, partially offset by other income of €668 thousand (€903 thousand for the three months ended March 31, 2020), mainly related to other miscellaneous income.

11. NET FINANCIAL EXPENSES

	For the three months ended March 31,
	2021	2020
	(€ thousand)
Financial income
Related to:
Industrial activities (A)	9,302	10,004
Financial services activities (reported within net revenues)	13,872	17,765
Financial expenses and expenses from derivative financial instruments and foreign currency exchange rate differences
Related to:
Industrial activities (B)	(18,529)	(23,080)
Financial services activities (reported within cost of sales)	(5,890)	(13,480)
Net financial expenses relating to industrial activities (A - B)	(9,227)	(13,076)

Net financial expenses primarily relate to interest expenses on debt and net foreign exchange impact, including the net costs of hedging.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
12. INCOME TAX EXPENSE
    Income tax expense is as follows:

	For the three months ended March 31,
	2021	2020
	(€ thousand)
Current tax expense	50,185	21,330
Deferred tax expense	1,231	20,113
Total income tax expense	51,416	41,443

Income tax expense amounted to €51,416 thousand for the three months ended March 31, 2021 compared to €41,443 thousand for the three months ended March 31, 2020.

The Group is applying the Patent Box tax regime for the period from 2020 to 2024, in line with the new tax regulation applicable in Italy, and income taxes for the three months ended March 31, 2021 and 2020 benefited from the application of the Patent Box tax regime.
In accordance with current tax legislation in Italy, Ferrari self-determines the income eligible for the Patent Box regime and will recognize the Patent Box tax benefit in three equal annual installments. This resulted in an increase of current tax expenses for the three months ended March 31, 2021 compared to the same prior year period, substantially offset by deferred tax assets recognized in relation to the Patent Box tax benefit for 2022 and 2023.
The effective tax rate was 20.0 percent for the three months ended March 31, 2021 and 2020, while the effective tax rate, net of IRAP, was 16.8 percent for the three months ended March 31, 2021 compared to 17.6 percent for the three months ended March 31, 2020.

    IRAP (current and deferred) for the three months ended March 31, 2021 and 2020 amounted to €8,107 thousand and €5,073 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of the three months ended March 31, 2021 and 2020, respectively.

    Deferred tax assets and liabilities of the individual consolidated companies are offset within the interim consolidated statement of financial position when a legally enforceable right to offset exists.

The Group’s Italian entities participate in a group Italian tax consolidation under Ferrari N.V..

13. EARNINGS PER SHARE
    Basic earnings per share
    Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares issued and outstanding during the period. The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

		For the three months ended March 31,
		2021	2020
Profit attributable to owners of the parent	€ thousand	204,923	166,004
Weighted average number of common shares	thousand	184,787	184,982
Basic earnings per share	€	1.11	0.90

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
    Diluted earnings per share
    For the three months ended March 31, 2021 and 2020, the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the Group’s equity incentive plans (assuming 100 percent of the target awards vested). See Note 21 for additional details on the equity incentive plans.

    The following table provides the amounts used in the calculation of diluted earnings per share for the three months ended March 31, 2021 and 2020:

		For the three months ended March 31,
		2021	2020
Profit attributable to owners of the Company	€ thousand	204,923	166,004
Weighted average number of common shares for diluted earnings per share	thousand	185,087	185,578
Diluted earnings per share	€	1.11	0.90

14. INTANGIBLE ASSETS

	Balance at December 31, 2020	Additions	Disposals	Amortization	Translation differences and other	Balance at March 31, 2021
	(€ thousand)
Intangible assets	979,290	86,813	(37)	(53,490)	8	1,012,584

Additions of €86,813 thousand for the three months ended March 31, 2021 primarily related to externally acquired and internally generated development costs for new and existing models.

15. PROPERTY, PLANT AND EQUIPMENT

	Balance at December 31, 2020	Additions	Disposals	Depreciation	Translation differences and other	Balance at March 31, 2021
	(€ thousand)
Property, plant and equipment	1,226,630	68,462	(953)	(56,110)	895	1,238,924

Additions of €68,462 thousand for the three months ended March 31, 2021 were mainly comprised of additions to advances and assets under construction, including tracts of land adjacent to our facilities in Maranello as part of our expansion plans, as well as plant, machinery and equipment, primarily related to car production and engine assembly lines (including those for models to be launched in future years), industrial tools used for the production of cars, and personalization programs.

At March 31, 2021 property plant and equipment included €59,601 thousand of right-of-use assets (€59,742 thousand at December 31, 2020). The following table summarizes the changes in the carrying amount of right-of-use assets for the three months ended March 31, 2021:

	Balance at December 31, 2020	Additions	Depreciation	Translation differences and other	Balance at March 31, 2021
	(€ thousand)
Right-of-use assets	59,742	4,808	(3,887)	(1,062)	59,601

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the three months ended March 31, 2021 depreciation of right-of use assets amounted to €3,887 thousand and interest expense on lease liabilities amounted to €212 thousand (€5,055 thousand and €262 thousand respectively for the three months ended March 31, 2020).

At March 31, 2021 the Group had contractual commitments for the purchase of property, plant and equipment amounting to €98,884 thousand (€101,361 thousand at December 31, 2020).

16. INVESTMENTS AND OTHER FINANCIAL ASSETS

The composition of investments and other financial assets is as follows:

	At March 31, 2021	At December 31, 2020
	(€ thousand)
Investments accounted for using the equity method	36,100	34,663
Other securities and financial assets	8,277	8,178
Total investments and other financial assets	44,377	42,841

Investments accounted for using the equity method
    Investments accounted for using the equity method relate entirely to the Group’s investment in Ferrari Financial Services GmbH, a German entity that offers retail client financing in certain markets in EMEA (primarily the UK, Germany and Switzerland).
Changes in the carrying amount of the investment during the period were as follows:

(€ thousand)
Balance at January 1, 2021	34,663
Proportionate share of net profit for the period from January 1, 2021 to March 31, 2021	1,436
Other changes	1
Balance at March 31, 2021	36,100

Other securities and financial assets
    Other securities and financial assets primarily include Series C Liberty Formula One shares (the “Liberty Media Shares”) of Liberty Media Corporation (the group responsible for the promotion of the Formula 1 World Championship) which are measured at fair value and amounted to €7,273 thousand at March 31, 2021 (€7,163 thousand at December 31, 2020).

17. INVENTORIES

	At March 31, 2021	At December 31, 2020
	(€ thousand)
Raw materials	98,646	96,900
Semi-finished goods	108,139	94,619
Finished goods	278,313	269,098
Total inventories	485,098	460,617

The amount of inventory write-downs recognized as an expense within cost of sales was €4,302 thousand and €6,389 thousand for the three months ended March 31, 2021 and 2020, respectively.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

	At March 31, 2021	At December 31, 2020
	(€ thousand)
Receivables from financing activities	1,014,437	939,607
Trade receivables	248,966	184,260
Current tax receivables	6,941	12,438
Other current assets	99,649	76,471
Total	1,369,993	1,212,776

Receivables from financing activities
    Receivables from financing activities are as follows:

	At March 31, 2021	At December 31, 2020
	(€ thousand)
Client financing	1,001,329	925,878
Dealer financing	13,108	13,729
Total	1,014,437	939,607

Receivables from financing activities relate to the financial services portfolio in the United States and are generally secured on the title of cars or other guarantees.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At March 31, 2021	At December 31, 2020
	(€ thousand)
Financial derivatives	12,667	38,636
Other financial assets	1,995	1,448
Current financial assets	14,662	40,084

    The following table provides the analysis of derivative assets and liabilities at March 31, 2021 and December 31, 2020.

	At March 31, 2021		At December 31, 2020
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency derivatives	10,001	(16,051)	37,214	(2,060)
Commodities	781	—	271	—
Interest rate caps	1,561	—	497	—
Total cash flow hedges	12,343	(16,051)	37,982	(2,060)
Other foreign currency derivatives	324	(385)	654	(80)
Derivatives assets/(liabilities)	12,667	(16,436)	38,636	(2,140)

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
At March 31, 2021 and December 31, 2020, substantially all foreign currency derivatives had a maturity of twelve months or less.
    Foreign currency derivatives that do not meet the requirements to be recognized as cash flow hedges are presented as other foreign currency derivatives.

Interest rate caps relate to derivative instruments required as part of certain securitization agreements.

20. EQUITY
Share capital
    At March 31, 2021 the fully paid up share capital of the Company was €2,573 thousand, consisting of 193,923,499 common shares and 63,349,112 special voting shares, all with a nominal value of €0.01 (€2,573 thousand at December 31, 2020 consisting of 193,923,499 common shares and 63,349,112 special voting shares, all with a nominal value of €0.01). At March 31, 2021, the Company held in treasury 8,988,511 common shares and 2,190 special voting shares, while at December 31, 2020 the Company held in treasury 9,175,609 common shares and 2,190 special voting shares. The decrease in common shares held in treasury primarily reflects shares assigned under the Group’s equity incentive plans, partially offset by the repurchase of shares by the Company through its share repurchase program. The Company restarted its multi-year share repurchase program on March 12, 2021 following its temporary suspension from March 30, 2020 as part of actions implemented by management to prudently manage liquidity as a result of the COVID-19 pandemic. At March 31, 2021 and December 31, 2020 the Company held in treasury 3.49 percent and 3.57 percent of the total issued share capital of the Company, respectively2.
    The following table summarizes the changes in the number of outstanding common shares and outstanding special voting shares of the Company for the three months ended March 31, 2021:

	Common Shares	Special Voting Shares	Total
Balance at December 31, 2020	184,747,890	63,346,922	248,094,812
Shares repurchased under share repurchase program(1)	(76,000)	—	(76,000)
Shares assigned under equity incentive plans(2)	263,098	—	263,098
Balance at March 31, 2021	184,934,988	63,346,922	248,281,910
_______________________________________
(1)    Includes shares repurchased under the share repurchase program between January 1, 2021 and March 31, 2021 based on the transaction trade date, for a total consideration of €12,684 thousand, including transaction costs.
(2)    On March 16, 2021, 356,571 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On March 17, 2021, the Company purchased 93,473 common shares, for a total consideration of €15,432 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in an over-the-counter transaction. See Note 21 “Share-Based Compensation” for additional details relating to the Group’s equity incentive plans.

2 The percentage of shares held in treasury compared to total issued share capital remains the same if calculated considering only common shares held in treasury or if calculated considering common shares and special voting shares held in treasury.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

    Other comprehensive (loss)/income

    The following table presents other comprehensive (loss)/income:

	For the three months ended March 31,
	2021	2020
	(€ thousand)
(Losses)/Gains on cash flow hedging instruments arising during the period	(24,310)	4,431
(Gains)/Losses on cash flow hedging instruments reclassified to the consolidated income statement	(15,862)	3,755
(Losses)/Gains on cash flow hedging instruments	(40,172)	8,186
Exchange differences on translating foreign operations arising during the period	7,357	2,711
Total other comprehensive (loss)/income (all of which may be reclassified to the consolidated income statement in subsequent periods)	(32,815)	10,897
Related tax impact	11,224	(2,521)
Total other comprehensive (loss)/income, net of tax	(21,591)	8,376

Gains and losses on cash flow hedging instruments relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.
The tax effects relating to other comprehensive (loss)/income are as follows:

	For the three months ended March 31,
	2021			2020
	Pre-tax balance	Tax impact	Net balance	Pre-tax balance	Tax impact	Net balance
	(€ thousand)
(Losses)/Gains on cash flow hedging instruments	(40,172)	11,224	(28,948)	8,186	(2,521)	5,665
Exchange gains on translating foreign operations	7,357	—	7,357	2,711	—	2,711
Total other comprehensive (loss)/income	(32,815)	11,224	(21,591)	10,897	(2,521)	8,376

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
21. SHARE-BASED COMPENSATION

The Group has several equity incentive plans under which a combination of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one Ferrari common share, have been awarded to the Executive Chairman, the Chief Executive Officer (“CEO”), members of the Senior Management Team (“SMT”) and other key employees of the Group. See Note 21 “Share-Based Compensation” to the Consolidated Financial Statements for further details relating to the Group’s equity incentive plans.
Equity Incentive Plan 2016-2020
In the first quarter of 2021, 212,243 PSU awards vested (representing 100 percent of the target PSU awards) as a result of Ferrari’s third place ranking in Total Shareholder Return (“TSR”) within the defined peer group for the performance period from 2016 to 2020, and 31,120 RSU awards vested upon achievement of the related service conditions. As a result, 243,363 common shares, which were previously held in treasury, were assigned to participants of the plan in the first quarter of 2021.
Equity Incentive Plan 2019-2021
In the first quarter of 2021, 80,510 PSU awards vested (representing 100 percent of the target PSU awards) as a result of the achievement of the related performance conditions and 32,694 RSU awards vested upon achievement of the related service conditions. As a result, 113,204 common shares, which were previously held in treasury, were assigned to participants of the plan in the first quarter of 2021.
Equity Incentive Plan 2020-2022
    The PSU awards and RSU awards under the Equity Incentive Plan 2020-2022 vest in 2023 based on the level of achievement of the related targets or service conditions.
Equity Incentive Plan 2021-2023
Under a new Equity Incentive Plan 2021-2023 approved in 2021, the Company awarded approximately 48 thousand 2021-2023 PSUs and approximately 40 thousand 2021-2023 RSUs to the Executive Chairman, members of the SMT and other key employees of the Group. The PSUs and RSUs cover the three-year performance and service periods from 2021 to 2023.
2021-2023 PSU awards
The vesting of the awards is based on the achievement of defined key performance indicators as follows:
i)TSR Target - 50 percent vest based on the achievement of the TSR ranking of Ferrari compared to an industry specific peer group of eight;
ii)EBITDA Target - 30 percent vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan;
iii)Innovation Target - 20 percent vest based on the achievement of defined objectives for technological innovation and the development of the new model pipeline over the performance period.
Each target is settled independently of the other targets. The awards vest in 2024 and the total number of shares assigned upon vesting depends on the level of achievement of the targets.
2021-2023 RSU awards
The awards vest in 2024, subject to the recipient’s continued employment with the Company at the time of vesting.
Supplemental information relating to the Equity Incentive Plan 2021-2023 is summarized below.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
TSR Target
The number of PSUs with a TSR Target that vest under the Equity Incentive Plan 2021-2023 is based on the Company’s TSR performance over the relevant performance period compared to an industry-specific peer group as summarized below.

Ferrari TSR Ranking	% of Target Awards that Vest
1	150%
2	120%
3	100%
4	75%
5	50%
>5	0%
The defined peer groups (including the Company) for the TSR Target is presented below.

Ferrari	Aston Martin	Burberry	Hermes
LVMH	Moncler	Richemont	Kering

EBITDA Target
The number of PSUs with an EBITDA Target that vest under the Equity Incentive Plan 2021-2023 is determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan, as summarized below.

Actual Adjusted EBITDA Compared to Business Plan	% of Awards that Vest
+10%	140%
+5%	120%
Business Plan Target	100%
-5%	80%
<-5%	0%
    Fair value and key assumptions
The fair value of the PSU awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The fair value of the RSU awards was measured using the share price at the grant date adjusted for the present value of future distributions which employees will not receive during the vesting period.
The fair value of the PSUs and RSUs that were awarded under the Equity Incentive Plan 2021-2023, which is determined based on actuarial calculations that apply certain assumptions and take into consideration the specific characteristics of the awards granted, is summarized in the following table.

Equity Incentive Plan 2021-2023
PSUs	€130.42
RSUs	€171.86
The key assumptions utilized to calculate the grant-date fair values of the PSUs that were awarded under the Equity Incentive Plan 2021-2023 are summarized below:

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Equity Incentive Plan 2021-2023
Grant date share price	€175.80
Expected volatility	27.0%
Dividend yield	0.75%
Risk-free rate	0%
The expected volatility was based on the observed volatility of the defined peer group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.
Outstanding share awards

Changes to the outstanding number of PSU and RSU awards under all equity incentive plans of the Group are as follows:

	Outstanding PSU Awards	Outstanding RSU Awards	Total Outstanding Awards
Balance at December 31, 2020	414,839	159,063	573,902
Granted(1)	48,071	40,160	88,231
Vested(2)	(292,753)	(63,814)	(356,567)
Forfeited	(3,803)	(1,959)	(5,762)
Balance at March 31, 2021	166,354	133,450	299,804
____________________________________
(1)     Granted under the Equity Incentive Plan 2021-2023
(2)    Vested under the Equity Incentive Plan 2016-2020 and the Equity Incentive Plan 2019-2021

Share-based compensation expense

For the three months ended March 31, 2021 and 2020, the Company recognized €3,259 thousand and €3,859 thousand, respectively, as share-based compensation expense and an increase to other reserves within equity in relation to the PSUs and RSUs awarded under the Group’s equity incentive plans. At March 31, 2021, unrecognized compensation expense amounted to €21,689 thousand and is expected to be recognized over the remaining vesting periods through 2023.

22. PROVISIONS
    Provisions are as follows:

	At March 31, 2021	At December 31, 2020
	(€ thousand)
Warranty and recall campaigns provision	107,373	106,942
Legal proceedings and disputes	23,417	26,349
Other risks	23,251	22,044
Total provisions	154,041	155,335

The provision for other risks primarily relates to disputes and matters which are not subject to legal proceedings, including disputes with suppliers, distributors, employees and other parties, as well as environmental risks.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
    Movements in provisions are as follows:

	Balance at December 31, 2020	Additional provisions	Utilization	Releases	Translation differences and other	Reclassification and Other movement	Balance at March 31, 2021
	(€ thousand)
Warranty and recall campaigns provision	106,942	8,242	(7,347)	(619)	155	—	107,373
Legal proceedings and disputes	26,349	64	(269)	(2,908)	123	58	23,417
Other risks	22,044	2,157	(102)	(1,246)	380	18	23,251
Total provisions	155,335	10,463	(7,718)	(4,773)	658	76	154,041

23. DEBT

	Balance at December 31, 2020	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other changes (*)	Translation differences	Balance at March 31, 2021
	(€ thousand)
Bonds and notes	1,835,022	—	(500,000)	(3,196)	—	1,331,826
Asset-backed financing (Securitizations)	761,164	92,840	(58,726)	(27)	36,386	831,637
Lease liabilities	62,290	—	(5,689)	4,808	579	61,988
Borrowings from banks	28,553	—	—	(2)	1,329	29,880
Other debt	37,716	5,105	(16,470)	—	1,285	27,636
Total debt	2,724,745	97,945	(580,885)	1,583	39,579	2,282,967

(*) Other changes in lease liabilities primarily relate to non-cash movements for the recognition of additional lease liabilities in accordance with IFRS 16.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Bonds
2023 Bond
On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand, after the debt discount and issuance costs, and a yield to maturity of 1.656 percent. The net proceeds were used, together with additional cash held by the Company, to fully repay a €500 million bank loan. The bond is unrated and was admitted to trading on the regulated market of the Euronext Dublin (formerly the Irish Stock Exchange). Following a cash tender offer, on July 16, 2019 the Company executed the repurchase of these notes for an aggregate nominal amount of €115,395 thousand. The amount outstanding at March 31, 2021 was 382,749 thousand and includes accrued interest of €240 thousand (€386,814 thousand including accrued interest of €4,567 thousand at December 31, 2020).

2021 Bond
On November 16, 2017, the Company issued 0.25 percent coupon notes due January 2021, having a principal of €700 million. The bond was issued at a discount for an issue price of 99.557 percent, resulting in net proceeds of €694,172 thousand after the debt discount and issuance costs, and yield to maturity of 0.391 percent. The net proceeds were primarily used to repay a €700 million bank loan. The bond was unrated and was admitted to trading on the regulated market of the Euronext Dublin (formerly the Irish Stock Exchange). Following a cash tender offer, on July 16, 2019 the Company executed the repurchase of these notes for an aggregate nominal amount of €200,000 thousand. On January 18, 2021 the Company fully repaid the 2021 Bond for a total consideration of €501,250 thousand, of which €1,250 thousand related to accrued interest (the amount outstanding at December 31, 2020 was €501,151 thousand, including accrued interest of €1,199 thousand).
2029 and 2031 Notes
On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain US institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298,316 thousand, and the yields to maturity, on an annual basis, equal the nominal coupon rates of the Notes. The Notes are primarily used for general corporate purposes, including the funding of capital expenditures.
The amounts outstanding of the 2029 Notes at March 31, 2021 was €149,572 thousand, including accrued interest of €280 thousand (€149,971 thousand, including accrued interest of €700 thousand at December 31, 2020). The amount outstanding of the 2031 Notes at March 31, 2021 was €149,585 thousand, including accrued interest of €318 thousand (€150,044 thousand including accrued interest of €794 thousand at December 31, 2020).
2025 Bond
On May 27, 2020 the Company issued 1.5 percent coupon notes due May 2025 (“2025 Bond”), having a principal of €650 million. The notes were issued at a discount for an issue price of 98.898 percent, resulting in net proceeds of €640,073 thousand, after related expenses, and a yield to maturity of 1.732 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. The amount outstanding of the 2025 Bond at March 31, 2021 was €649,920 thousand, including accrued interest of €2,404 thousand (€647,042 thousand, including accrued interest of €5,850 thousand at December 31, 2020).
The abovementioned notes impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. As of March 31, 2021 and December 31, 2020, Ferrari was in compliance with the covenants of the notes.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Asset-backed financing (Securitizations)
As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by its financial services activities in the United States through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks typically associated with the related receivables. As a result, the receivables sold through securitization programs are still consolidated until collection from the customer. As of March 31, 2021, the following revolving securitization programs were in place:
•revolving securitization program for funding of up to $700 million, which was renewed in December 2020 for a tenor of 24 months, by pledging retail financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of a synthetic base rate substantially replicating the LIBOR plus a margin of 75 basis points. As of March 31, 2021 total proceeds net of repayments from the sales of financial receivables under the program amounted to $684 million ($629 million at December 31, 2020). The securitization agreement requires the maintenance of an interest rate cap.
•revolving securitization program for funding of up to $275 million, which was renewed in October 2020 for a tenor of 24 months, by pledging leasing financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 80 basis points. As of March 31, 2021 total proceeds net of repayments from the sales of financial receivables under the program amounted to $234 million ($244 million at December 31, 2020). The securitization agreement requires the maintenance of an interest rate cap.
•revolving securitization program for funding of up to $110 million, which was renewed in March 2019 for a tenor of 24 months, by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 115 basis points. As of March 31, 2021 total proceeds net of repayments from the sales of financial receivables under the program amounted to $57 million ($61 million at December 31, 2020). The program was ultimately extended until April 2021.
The consolidated total amount of the revolving securitization programs has been progressively increased since inception as the underlying receivables portfolios have increased.
Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €48,532 thousand at March 31, 2021 (€36,935 thousand at December 31, 2020).
Lease liabilities
The Group recognizes lease liabilities in relation to right-of-use assets in accordance with IFRS 16 — Leases. At March 31, 2021 lease liabilities amounted to €61,988 thousand (€62,290 thousand at December 31, 2020).
Borrowings from banks
Borrowings from banks at March 31, 2021 relates to financial liabilities of FFS Inc to support the financial services activities, and in particular €29,880 thousand (€28,553 thousand at December 31, 2020) relating to a U.S. Dollar denominated credit facility for up to $50 million (drawn down for $35 million at March 31, 2021) and bearing interest at LIBOR plus a range of between 60 and 65 basis points. The line was terminated in April 2021 and replaced with a U.S. Dollar committed credit facility for up to $100 million for a tenor of 24 months bearing interest at LIBOR plus 75 basis points.
Revolving credit facility
In December 2019, the Company negotiated a €350 million unsecured committed revolving credit facility (the “RCF”), which is intended for general corporate and working capital purposes. The RCF has a 5 year-tenor with two further one-year extension options, exercisable on the first and second anniversary of the signing date on the Company’s request and the approval of each participating bank. In December 2020 the first one-year extension option was exercised by the Company and approved by all participating banks.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
In April 2020, additional committed credit lines of €350 million were secured with tenors ranging from 18 to 24 months, doubling total committed credit lines available to €700 million. In March 2021 the Group cancelled a credit line of €100 million and simultaneously replaced it with a new credit line for €150 million with a tenor of 23 months. At March 31, 2021 and December 31, 2020 the total committed credit lines available and undrawn amounted to €750 million and €700 million, respectively.
At March 31, 2021 and at December 31, 2020 all of the above mentioned committed credit facilities were undrawn.
Other debt
Other debt mainly relates to other funding for operating and financing activities of the Group.

24. OTHER LIABILITIES
    An analysis of other liabilities is as follows:

	At March 31, 2021	At December 31, 2020
	(€ thousand)
Deferred income	372,396	270,826
Advances and security deposits	221,151	253,442
Accrued expenses	72,015	60,788
Payables to personnel	37,469	33,127
Social security payables	21,126	23,261
Other	47,960	46,018
Total other liabilities	772,117	687,462
    Deferred income primarily includes amounts received under maintenance and power warranty programs of €216,824 thousand at March 31, 2021 and €214,153 thousand at December 31, 2020, which are deferred and recognized as revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group. The increase in deferred revenue primarily relates to advances received for Formula 1 sponsorship agreements.
Advances and security deposits primarily include advances received from clients for the purchase of hypercars, limited edition cars and Icona cars. Upon shipment of the cars, the advances are recognized as revenue. The decrease primarily relates to shipments of the Ferrari Monza SP1 and SP2.

25. TRADE PAYABLES
    Trade payables of €687,505 thousand at March 31, 2021 (€713,807 thousand at December 31, 2020) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
26. FAIR VALUE MEASUREMENT
    IFRS 13 - Fair Value Measurement establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

    Levels used in the hierarchy are as follows:

    Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

    Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

    Level 3 inputs are unobservable inputs for the assets and liabilities.

    Assets and liabilities that are measured at fair value on a recurring basis

    The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at March 31, 2021 and at December 31, 2020:

		At March 31, 2021
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Media Shares	16	7,273	—	—	7,273
Current financial assets	19	—	12,667	—	12,667
Total assets		7,273	12,667	—	19,940
Other financial liabilities	19	—	16,436	—	16,436
Total liabilities		—	16,436	—	16,436

		At December 31, 2020
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Media Shares	16	7,163	—	—	7,163
Current financial assets	19	—	38,636	—	38,636
Total assets		7,163	38,636	—	45,799
Other financial liabilities	19	—	2,140	—	2,140
Total liabilities		—	2,140	—	2,140

There were no transfers between fair value hierarchy levels for the periods presented.
    The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using widely accepted valuation techniques. In particular, the fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate caps is determined by taking the prevailing foreign currency exchange rate and interest rates, as applicable, at the balance sheet date.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
    The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of current bank accounts.

     Assets and liabilities not measured at fair value on a recurring basis
    For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
    The following table presents the carrying amount and the fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At March 31, 2021		At December 31, 2020
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ thousand)
Receivables from financing activities	18	1,014,437	1,014,437	939,607	939,607
Total assets		1,014,437	1,014,437	939,607	939,607
Debt	23	2,282,967	2,323,284	2,724,745	2,755,516
Total liabilities		2,282,967	2,323,284	2,724,745	2,755,516

27. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24, the related parties of Ferrari include Exor N.V., and together with its subsidiaries the Exor Group, as well as all entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties also include companies over which the Exor Group is capable of exercising control, joint control or significant influence, including Stellantis N.V., and together with its subsidiaries the Stellantis Group, (previously referred to as Fiat Chrysler Automobiles N.V., FCA or FCA Group, which changed its name to Stellantis as a result of the merger with Peugeot S.A. in January 2021) and CNH Industrial N.V. and its subsidiaries, as well as joint ventures and associates of Ferrari. In addition, members of the Ferrari Board of Directors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
    Transactions with Stellantis Group companies
•the sale of engines and car bodies to Maserati S.p.A. (“Maserati”);
•the purchase of engine components for the use in the production of Maserati engines from FCA US LLC;
•a technical cooperation, starting from November 2019, between the Group and Stellantis Group with the aim to enhance the quality and competitiveness of their respective products, while reducing costs and investments;
•transactions with Stellantis Group companies, mainly relating to the services provided by Stellantis Group companies, including human resources, payroll, tax, procurement of insurance coverage and sponsorship revenues.
    Transactions with Exor Group companies (excluding Stellantis Group companies)
•the Group incurs rental costs from Iveco S.p.A., a company belonging to CNHI Group, related to the rental of trucks used by the Formula 1 racing team;
•the Group earns sponsorship revenue from Iveco S.p.A.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
    Transactions with other related parties
•the purchase of components for Formula 1 racing cars from COXA S.p.A.;
•consultancy services provided by HPE S.r.l.;
•sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;
•sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.
    In accordance with IAS 24, transactions with related parties also include compensation to Directors and managers with strategic responsibilities.

    The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the three months ended March 31,
	2021			2020
	Net revenues	Costs (1)	Net financial expenses	Net revenues	Costs (1)	Net financial expenses
	(€ thousand)
Stellantis Group companies
Maserati	27,602	502	—	18,219	377	—
FCA US LLC	—	5,668	—	—	3,790	—
Other Stellantis Group companies	1,489	1,424	580	1,828	1,353	542
Total Stellantis Group companies	29,091	7,594	580	20,047	5,520	542
Exor Group companies (excluding the Stellantis Group)	—	327	—	56	71	1
Other related parties	415	3,652	1	12	2,939	4
Total transactions with related parties	29,506	11,573	581	20,115	8,530	547
Total for the Group	1,011,280	557,536	9,227	932,197	531,945	13,076
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses, net.

Non-financial assets and liabilities originating from related party transactions are as follows:

	At March 31, 2021				At December 31, 2020
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
Stellantis Group companies
Maserati	25,533	4,183	—	14,297	37,662	4,555	—	16,955
FCA US LLC	—	5,547	—	—	—	1,893	—	—
Other Stellantis Group companies	705	2,321	218	200	244	2,512	104	94
Total Stellantis Group companies	26,238	12,051	218	14,497	37,906	8,960	104	17,049
Exor Group companies (excluding the Stellantis Group)	19	689	83	122	183	396	108	139
Other related parties	633	3,265	1,390	1,566	643	3,558	1,496	1,759
Total transactions with related parties	26,890	16,005	1,691	16,185	38,732	12,914	1,708	18,947
Total for the Group	248,966	687,505	99,649	772,117	184,260	713,807	76,471	687,462

At March 31, 2021, current financial assets with related party were €440 thousand (nil at December 31, 2020). There were no other financial assets or liabilities originating from related party transactions at March 31, 2021 or December 31, 2020.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
28. ENTITY-WIDE DISCLOSURES
    The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three months ended March 31, 2021 and 2020.(1)

	For the three months ended March 31,
	2021	2020

Italy	91,002	77,641
Other EMEA	463,197	436,587
Americas (2)	277,769	271,722
Mainland China, Hong Kong and Taiwan	67,712	22,315
Rest of APAC (3)	111,600	123,932
Total net revenues	1,011,280	932,197
______________________________
(1)    Reported figures reflect an allocation of foreign exchange hedging impact by geography.
(2)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(3)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

The Group had an average number of employees of 4,558 and 4,392 for the three months ended March 31, 2021 and 2020, respectively.

Depreciation amounted to €56,110 thousand and €50,274 thousand for the three months ended March 31, 2021 and 2020, respectively.

Amortization amounted to €53,490 thousand and €46,304 thousand for the three months ended March 31, 2021 and 2020, respectively.

29. SUBSEQUENT EVENTS
    The Group has evaluated subsequent events through May 4, 2021, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance, and identified the following matters:

On April 15, 2021, at the Annual General Meeting, the Shareholders of the Company approved a dividend in cash of €0.867 per outstanding common share, corresponding to a total dividend amount of €160 million. The dividend is to be paid on May 5, 2021.

On April 21, 2021 the first official images of Ferrari’s latest limited-edition special series were published in the build-up to its world première, which will be broadcast live on the Maranello marque’s social media channels on May 5.

Under the common share repurchase program, from April 1, 2021 to April 30, 2021 the Company purchased an additional 136,595 common shares for total consideration of €24.1 million. At April 30, 2021 the Company held in treasury an aggregate of 9,125,106 common shares.